AB
4/1

09040848

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 30 2009
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 51580

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DaVinci Capital Management, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 Cambridge Street
(No. and Street)

Cambridge (City) MA (State) 02141 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James J. McSweeney (617) 354-0866 ext. 16
(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samet & Company, PC
(Name - *if individual, state last, first, middle name*)

1330 Boylston Street, (Address) Chestnut Hill, (City) MA (State) 02467 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James J. McSweeney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DaVinci Capital Management, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVINCI CAPITAL MANAGEMENT, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2008

TABLE OF CONTENTS

SAMET

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
DaVinci Capital Management, Inc.

We have audited the accompanying statement of financial condition of DaVinci Capital Management, Inc. (a Delaware corporation) as of December 31, 2008 and the related statements of income (loss), changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DaVinci Capital Management, Inc. as of December 31, 2008 and the results of its operations and its cash flows, for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Samet & Company PC

Chestnut Hill, Massachusetts
March 20, 2009

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467

617.731.1222
617.734.8052 fax

www.samet-cpa.com

DAVINCI CAPITAL MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

Cash	$	75,909
Receivable from broker-dealers and clearing organizations		3,933
Deposits with clearing organization		77,031
Securities owned		7,413
		164,286
Equipment and improvements:		
Office equipment		21,820
Leasehold improvements		4,056
		25,876
Accumulated depreciation and amortization		8,761
		17,115
	$	181,401

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	66,677
Stockholder's equity:		
Common stock, no par value, Authorized 10,000 class A voting shares and 10,000 class B non-voting shares issued and outstanding 900 class A voting shares		18,000
Additional paid-in capital		586,926
Accumulated deficit		(484,715)
Accumulated other comprehensive income (loss)		(5,487)
		114,724
	$	181,401

See notes to financial statements

DAVINCI CAPITAL MANAGEMENT, INC.

STATEMENT OF INCOME (LOSS)
Year Ended December 31, 2008

Revenues:		
Commission income	$	215,107
Other revenue		29,531
		244,638
Operating expenses:		
Clearing charges		45,630
Commissions		119,099
Depreciation and amortization		2,562
Dues and subscriptions		3,807
Equipment rental		2,980
Insurance		9,924
Office expense		6,941
Office rent		12,000
Professional fees		14,499
Regulatory expenses		36,668
Salaries and wages		103,125
Taxes - other		670
Telephone		3,252
Utilities		4,831
		365,988
Net loss	$	(121,350)

See notes to financial statements

DAVINCI CAPITAL MANAGEMENT, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2008

	Class A Common Stock Shares	Class A Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Balance, January 1, 2008	900	$ 18,000	$ 477,701	$ (363,365)	$ 1,947	$ 134,283
Comprehensive income:						
Net loss	-	-	-	(121,350)	-	(121,350)
Other comprehensive income:						
Unrealized holding loss on marketable securities	-	-	-	-	(7,434)	(7,434)
Total comprehensive income (loss)	-	-	-	-	-	(128,784)
		18,000	477,701	(484,715)	(5,487)	5,499
Capital contributions	-	-	109,225	-	-	109,225
Balance, December 31, 2008	900	$ 18,000	$ 586,926	$ (484,715)	$ (5,487)	$ 114,724

See notes to financial statements

DAVINCI CAPITAL MANAGEMENT, INC.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2008

Cash flows from operating activities:		
Net loss	$	(121,350)
Adjustments to reconcile net loss to net cash used for operating activities:		
Depreciation		2,562
Changes in operating assets and liabilities:		
Receivable from broker-dealers and clearing organizations		(2,030)
Deposit with clearing organization		(799)
Accounts payable and accrued expenses		47,912
Net cash used for operating activities		(73,705)
Cash flows from investing activities:		
Purchase of property and equipment		(16,500)
Net cash used for investing activities		(16,500)
Cash flows from financing activities:		
Advance from related party		(6,100)
Capital contributions		109,225
Net cash provided by financing activities		103,125
Net increase in cash during the year		12,920
Cash, beginning of year		62,989
Cash, end of year	$	75,909
Supplemental cash flow information:		
Cash paid during the year for:		
Corporate taxes	$	500

See notes to financial statements

DAVINCI CAPITAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2008

Note 1 **Organization and nature of business**

DaVinci Capital Management, Inc. (the "Company") was incorporated in December 1998 and is a Delaware Corporation that is wholly owned by Airgead LLC. The Company operates as a broker-dealer and registered investment advisor in the New England area. The Company does business on a fully disclosed basis and, therefore, does not hold or maintain any customer accounts. The Company is a registered broker under the Securities and Exchange Act of 1934 and is a member of the FINRA (the Financial Industry Regulatory Authority) and SIPC (Securities Investor Protection Corp).

Note 2 **Summary of significant accounting policies**

Revenue recognition
The Company prepares its financial statements on the accrual basis of accounting. Under this method of accounting, revenue is recognized when amounts are earned and the amount and timing of revenue can be reasonably estimated.

Receivable from Broker-Dealers
Receivables from Broker-Dealers consist of commissions due under normal trade terms. The Company provides an allowance for doubtful collections which is based a review of outstanding receivables, historical collection information, and existing economic conditions. At December 31, 2008 there was no reserve for uncollectible receivables.

Marketable securities
The Company accounts for its marketable securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Marketable securities are presented at fair value, as the Company has categorized them as available-for-sale securities. Accordingly, unrealized holding gains and losses are excluded from earnings and reported in other comprehensive income, which is a separate component of stockholders' equity. Realized gains or losses are computed based on specific identification of the securities sold and are included in earnings.

Property and equipment
Property and equipment is stated at cost. Depreciation and amortization are calculated on the straight-line method over the estimated useful lives of the related assets. Normal repair and maintenance costs are expensed as incurred.

Description	Estimated Useful Lives
Computer equipment	3 years
Leasehold improvements	Life of lease

Note 2 **Summary of significant accounting policies (continued)**

Property and equipment (continued)
Depreciation expense for the year ended December 31, 2008 was $2,562.

Income taxes
The Company accounts for income taxes according to SFAS No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. The difference between the financial statement and tax bases of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income.

Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets or liabilities.

FASB Staff Position related to FASB Interpretation No. 48 ("FSP FIN 48-3"), has allowed for the election of a deferral of the effective date of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes for Non-Public Enterprises". If the deferral is elected, the provisions of this statement will become effective for years beginning after December 15, 2008. However, the statement does require disclosure of the Company's accounting policy with respect to uncertainty in income tax positions.

The Company has elected to defer the application of Interpretation 48 in accordance with FSP FIN-48-3.

The Company's accounting policy for evaluating uncertain tax positions is to review for evaluation of uncertain tax positions relating to any facts and circumstances which could possibly result in potential taxes and to determine whether or not it is more likely than not that the Company's position would or would not be sustained in determining that a tax accrual would or would not be recorded.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 2 **Summary of significant accounting policies (continued)**

Fair value
In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 provides a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable. SFAS 157 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. The provisions of SFAS 157 have been applied beginning January 1, 2008 for all financial assets and financial liabilities recognized in the financial statements at fair value. There was no measurement impact as a result of the adoption of SFAS 157. The Company's financial assets and liabilities reflected in the financial statements at fair value include securities owned (see Note 4). See Note 7 for additional information.

Note 3 **Deposit with clearing organization**

The Company contracted with National Financial Services, Inc. ("NFS") to act as their clearing agent. In connection with this agreement, NFS has required the Company to maintain a deposit of $75,000 which is held in an interest bearing account. As of December 31, 2008, the balance of this deposit was $77,031.

Note 4 **Securities owned**

The Company owns common stock in the NASDAQ Stock Market, Inc. These securities are deemed to be readily marketable; the estimated fair value at December 31, 2008 is $7,413, as determined by the quoted market prices. The cost of the securities was $12,900. See Note 7 for additional information.

Note 5 **Income taxes**

The deferred tax asset, and related valuation allowance, includes the following components at December 31, 2008 and 2007:

December 31, 2008:	Federal	State	Total
Deferred tax asset	$ 78,500	$ 22,000	$100,500
Valuation allowance	(78,500)	(22,000)	(100,500)
Net deferred tax asset	$ -	$ -	$ -

Note 5 **Income taxes (continued)**

The Company recognizes deferred taxes for operating losses that are available to offset future federal and state income taxes. The Company has available net operating loss carryforwards of approximately $231,000 for federal and Massachusetts state tax purposes. The federal and state net operating losses can be used to offset future taxable income and expire at various dates through December 2028 and December 2013, respectively.

The valuation allowance was established to reduce the deferred tax asset to the amount that will more likely than not be realized. This reduction is necessary due to uncertainty as to the Company's ability to utilize all of its net operating loss carryforwards before they expire. The change in the valuation allowance for the year ended December 31, 2008 was an increase of $32,000.

Note 6 **Net capital requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2008 the Company's net capital was $87,034, which was $82,034 in excess of its required net capital of $5,000. The Company's net capital ratio was 75%.

Note 7 **Fair value measurements**

Effective January 1, 2008, the Company adopted SFAS 157 for all financial assets and liabilities recognized or disclosed in the financial statements on a recurring basis (at least annually). SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The standard describes three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.

Note 7 **Fair value measurements (continued)**

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets; quoted prices for similar assets or liabilities in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for the assets or liabilities.

Level 3 - Unobservable inputs for the asset or liability. These inputs reflect the Company's assumptions about the assumptions a market participant would use in pricing the asset or liability.

The following table summarizes the valuation of the Company's financial assets and liabilities at December 31, 2008:

Financial Asset (Liability)	December 31, 2008	Level 1	Level 2	Level 3
Marketable securities	$7,413	$7,413	$ -	$ -
Other financial instruments	-	-	-	-
Total	$7,413	$7,413	$ -	$ -

The marketable securities measured using level 1 inputs are valued based on readily available market prices (see Note 4).

Note 8 **Related party transactions**

The Company is wholly owned by Airgead LLC whose majority shareholder controls Comprehensive Insurance Providers ("CIP"). The Company received $9,669 of other revenue from CIP during the year ended December 31, 2008.

The Company leases its office space from a related entity as a tenant at will. Rent expense was $12,000 for the year ended December 31, 2008.

Note 9 **Financial instruments – concentrations of credit risk**

Statements of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value of certain financial instruments. The carrying amounts of cash, receivables and payables approximate their fair value because of their short-term nature.

SAMET

Certified Public Accountants

To the Board of Directors and Stockholder
of DaVinci Capital Management, Inc.

In planning and performing our audit of the financial statements of DaVinci Capital Management, Inc. as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the Unites States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17(a)-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practice procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467

617.731.1222
617.734.8052 fax

www.samet-cpa.com

Because of the inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be a material weakness. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Samet & Company PC

Chestnut Hill, MA
March 20, 2009

DAVINCI CAPITAL MANAGEMENT, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1
Year Ended December 31, 2008

Net capital		
Stockholder's equity		$ 114,724
Deductions and charges:		
Nonallowable assets:		
Receivable from broker or dealers	$ 3,933	
Property and equipment (net)	17,115	
Other deductions and charges	5,000	26,048
Net capital before haircuts on securities positions		88,676
Haircuts on securities:		
Trading and investing securities:		
Other securities	1,642	1,642
Net capital		$ 87,034
Aggregate indebtness		
Accounts payable and accrued expenses		$ 66,677
Computation of basic net capital requirement		
Minimum net capital required		$ 4,447
Minimum dollar net capital required		5,000
Net capital requirement		5,000
Excess net capital		$ 82,034
Excess net capital at 1000%		$ 80,366
Percentage of aggregate indedtness to net capital		75%
Reconciliation with company's computation (included in part II of form X-17A-5 as of December 31, 2008)		
Net capital, as reported in company's part II (unaudited) focus report		$ 88,034
Other audit adjustments (net)		(1,000)
Net capital per above		$ 87,034

DAVINCI CAPITAL MANAGEMENT, INC.

STATEMENT REGARDING RULE 15c3-3
December 31, 2008

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (K)(2)(ii) of that Rule.